------
FORM 4
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no longer                              WASHINGTON, DC 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* |2. Issuer Name and Ticker or Trading Symbol      |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
Samuel Zell                              |   Danielson Holding Corporation (DHC)           |       X   Director     X  10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |           Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
                                         |   Reporting Person,   |                         |           Other (specify below)
                                         |   if an Entity        |                         |     -----
Two North Riverside Plaze, Suite 600     |   (Voluntary)         |     May 2002            |
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    |   (Check applicable line)
                                         |                       |     (Month/Year)        | X  Form Filed by One Reporting Person
Chicago, IL   60606                      |                       |                         | --
-----------------------------------------|-------------------------------------------------|    Form Filed by More than One
(City)          (State)          (Zip)   |                                                 | -- Reporting Person
                                         |                                                 |
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                  |2. Transaction| 3. Transaction|4. Securities Acquired (A)| 5. Amount of|6. Owner- |7. Nature
   (Instr. 3)                         |   Date       |    Code       |   or Disposed of (D)     | Securities  |   ship   | of
                                      |              |    (Instr. 8) |   (Instr. 3, 4 and 5)    | Beneficially| Form:    | Indirect
                                      |              |               |                          | Owned at End| Direct   | Bene-
                                      |              |---------------|--------------------------| of Month    | (D) or   | ficial
                                      |              |       |       |         |(A)  |          | (Instr. 3   | Indirect | Owner-
                                      |  (Month/Day/ |       |       |         | or  |          |   and 4)    | (I)      | ship
                                      |   Year)      |  Code |  V    | Amount  |(D)  |  Price   |             |(Instr. 4)|(Instr. 4)
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|--------- |---------
Common Stock                          | 5/29/2002    |   X   |       |1,560,174|  A  |  $5.00   |             |          |
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
Common Stock                          | 5/29/2002    |   X   |       |1,900,437|  A  |  $4.74   | 5,460,611   |    I     |   (1)
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
                                      |              |       |       |         |     |          |             |          |
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
                                      |              |       |       |         |     |          |             |          |
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
                                      |              |       |       |         |     |          |             |          |
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
                                      |              |       |       |         |     |          |             |          |
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
                                      |              |       |       |         |     |          |             |          |
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
                                      |              |       |       |         |     |          |             |          |
--------------------------------------|--------------|-------|-------|---------|-----|----------|-------------|----------|---------
                                      |              |       |       |         |     |          |             |          |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                                                                     Page 1 of 2


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |  (Month/ |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   Day/   |            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Year)  |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |          |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |Common  |           |
                        |             |          |       |    |        |         |       |        |Stock   |           |
Warrant to purchase     |             |          |       |    |        |         |       |        |par     |           |
common stock (right to  |             |          |       |    |        |         |       |        |value   |           |
buy)(1)                 |   $4.74     |5/29/2002 |   X   |    |        |1,900,437|8/12/99|8/12/03 |$.10    |1,900,437  |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |Common  |           |
                        |             |          |       |    |        |         |       |        |Stock   |           |
                        |             |          |       |    |        |         |       |        |par     |           |
Common stock option     |             |          |       |    |        |         |       |        |value   |           |
(right to buy)(2)       |   $3.37     |12/11/2001| J (2) |    | 155,000|         |6/11/02|12/11/11|$.10    |  155,000  |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------
9. Number of      |    10. Ownership Form  |       11. Nature of
   Derivative     |        of Derivative   |           Indirect
   Securities     |        Securities      |           Beneficial
   Beneficially   |        Beneficially    |           Ownership
   Owned at End   |        owned at end    |           (Instr. 4)
   of Month       |        of month        |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
   155,000        |         I              |           (2)
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
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                  |                        |
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                  |                        |
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Explanation of Responses:

                                                                          /s/ SAMUEL ZELL                              06/06/2002
                                                                          -----------------------------------------    ----------
                                                                          Signature of Reporting Person**                Date

(1) The stock purchase warrant ("Warrant") and the shares of Common Stock, including shares of Common Stock issued upon exercise of the Warrant, are beneficially owned by SZ Investments, L.L.C., a Delware limited liability company ("SZ Investments"). Certain of the indirect members of members of SZ Investments are trusts created for the benefit of the reporting person and members of his family.

(2) The stock option agreement ("Option") was issued to Equity Group Investments, L.L.C. ("EGI") under the Issuer's 1995 Stock and
Incentive Plan in consideration for services rendered or to be rendered to the Issuer. Certain of the direct and indirect beneficial owners of EGI are trusts created for the benefit of the reporting person and members of his family.

    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*   If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


    Note: File three copies of this form, one of which must be manually signed.
    If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                                                             Page 2 of 2

                           (Print or Type Responses)